UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 5, 2012

**ORDER DENYING CONFIDENTIAL TREATMENT
REQUEST UNDER RULE 24b-2
AND
NOTICE OF OPPORTUNITY TO PETITION
FOR REVIEW UNDER THE
SECURITIES EXCHANGE ACT OF 1934**

Kranem Corporation

File No. 000-53563 - CF# 27695

_____

The Division of Corporation Finance denied your request for confidential treatment of the information excluded from exhibit 10.1, re-filed as exhibit 10.14, to the Form 8-K as filed on December 6, 2011 and amended on March 16, 2012 and July 27, 2012.

We denied your request because we concluded:

- certain excluded information has already been publicly disclosed.

You may request that the Commission review this order by submitting a petition to the Office of the Secretary within five days, as required by 17 C.F.R. 201.430. Otherwise, we will make the information for which you requested confidential treatment available to the public.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel